Filed by Tut Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CoSine Communications, Inc.

Commission File No.: 000-30715

Press Release

Huawei Selects Tut Systems’ Astria® Product Line for

International Distribution of IP Video Solutions

Huawei Technologies, a global supplier and China’s largest telecom equipment provider adds video content processors to its solution set for IPTV

LAKE OSWEGO, Oregon, April 4, 2005 — Huawei Technologies and Tut Systems, Inc. (Nasdaq: TUTS) today announced that they have signed a reseller and distribution agreement that enables Huawei to provide Tut Systems’ family of Astria® Content Processor (CP) products to its worldwide base of customers.

Huawei, one of the world’s largest telecom equipment providers and a global supplier with products deployed in more than 50 countries across Asia, North America, Europe and South America, is teaming with Tut Systems for the growing worldwide market for Digital TV and other video services delivered over IP networks. Huawei is the worldwide leader in shipments into the growing market for IP DSLAMs and is in second place in overall DSLAM market share. Huawei is also a recognized leader in next-generation IP routers and optical networks.

Tut Systems’ family of Astria® Content Processor products currently enable more than 100 service providers worldwide to deliver broadcast TV services over their broadband networks. One of the key technologies inherent in the Astria CP is the company’s patent-pending ConstantStream™ rate control technology, which minimizes the bandwidth required for IPTV services delivered over constrained ADSL networks.

“Partnering with Huawei creates a new international sales channel for our Astria family of digital content processing products that serve the digital TV, video surveillance and broadcast trunking markets,” stated Robert Noonan, Global Vice President of Sales for Tut Systems. “Huawei’s global footprint will help us capitalize on the growing trend of telecommunications providers delivering digital video over their broadband IP networks.”

Tut Systems Announces Strategic Partnership with Huawei Technologies of China — p.2/

“The flexibility and completeness of Tut Systems’ Astria product line provides a solution set that becomes the core element of an all-digital video network that fully supports the new triple play services being offered by telecommunications operators worldwide,” stated Huawei Technologies. “The global market trend towards IP video delivery creates a unique opportunity for Huawei and Tut Systems to combine for a complete end-to-end solution to these operators.”

Astria® Platform Offers Flexibility and Completeness

Tut Systems’ Astria CP family of products, available in a range of chassis sizes (one, two, four and 12 rack-units), processes and delivers high-quality digital video over any broadband access network. The platforms offer multi-protocol support for both existing MPEG-2 and emerging MPEG-4 video processing applications. Key features and functionality of the Astria platform include:

•	MPEG-2 and MPEG-4 AVC video encoding

•	De-multiplexing, re-multiplexing and de-jittering of digital streams

•	Digital turnaround (transrating) of pre-encoded variable bit rate (VBR) streams into constant bit rate (CBR) streams

•	Transcoding of MPEG-2 streams to MPEG-4 AVC streams

•	Patent-pending ConstantStream™ rate control ensures CBR video with a variance of less than 1%

•	Ability to configure bit rate and quality across the range of 1.5 Mbps to 30 Mbps

•	Network interface support for copper, fiber and coax networks

•	Multi-protocol support (ATM, IP, IP/ATM and DVB-ASI) from a single chassis

•	Hot swap and 1-forN redundancy for maximum reliability of service

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, without limitation, statements relating to (1) Huawei’s ability to help Tut Systems capitalize on the growing trend of telecommunications providers delivering digital video over their broadband IP networks and (2) the unique opportunity created by the global market trend toward IP video delivery. Forward looking statements are based on management’s current expectations and beliefs, and are subject to risks and uncertainties. As a result, actual results may differ materially from the forward-looking statements contained herein. Risks that relate to these forward looking statements include the risks inherent in new and developing technologies and markets and the risk that competitors will introduce rival technologies and products. Further detailed information about risk factors that may impact our business is set forth in our periodic filings with the Securities and Exchange Commission. We expressly disclaim any obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

About Huawei Technologies

As a fast growing global telecommunication network solutions provider, Huawei Technologies Co., Ltd has successfully become one of the major players in the global telecommunication markets. In 2004, the sales volume of Huawei amounted to 5.58 billion USD, an increase of 45% year on year. At present, Huawei has established 50 branches globally and possesses research institutes, in Dallas, US; Bangalore, India; Stockholm, Sweden; Moscow, Russia; Beijing and Shanghai, China. Huawei products have been deployed in more than 50 countries, including USA, Germany, France, Spain, Brazil, Russia, England, Japan, Egypt, Thailand, Singapore, and South Korea etc

About Tut Systems, Inc.

Tut Systems, Inc. delivers content processing and distribution products for deploying next-generation data and video services over broadband networks. Service providers, content providers and government agencies in the United States and abroad use Tut Systems solutions to deliver broadcast-quality video over broadband networks.

Tut Systems is headquartered in Lake Oswego, OR with regional offices across North America, Europe and Asia. For more information visit www.tutsys.com or call (971) 217-0400.

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Tut Systems Announces Strategic Partnership with Huawei Technologies of China — p.3/

Astria is a registered trademark of Tut Systems, Inc.

Tut Systems contact:

Jeff Schline

971-217-0364

jeff.schline@tutsys.com

Additional Information About the Proposed Merger and Where to Find It

In connection with the proposed merger of Tut Systems and CoSine Communications, Inc., Tut Systems has filed with the Securities and Exchange Commission a registration statement on Form S-4, which includes a prospectus of Tut Systems and a joint proxy statement for each of Tut Systems’ and CoSine Communications’ special stockholder meetings. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement because they contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement and other documents filed with the Securities and Exchange Commission by Tut Systems and CoSine Communications at the Securities and Exchange Commissions website at http:/www.sec.gov. Free copies of such materials may also be obtained from:

Tut Systems, Inc. Randall Gausman 6000 SW Meadows Road, Suite 200 Lake Oswego, Oregon 97035 Telephone No.: (917) 217-0400	CoSine Communications Terry Gibson 560 S. Winchester Blvd., Suite 500 San Jose, California 95128 Telephone No.: (408) 236 7517

Tut Systems and CoSine Communications, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Tut Systems’ and CoSine Communications’ stockholders in connection with the proposed merger. Information about the directors and executive officers of Tut Systems and their ownership of Tut Systems stock will be set forth in the proxy statement for Tut Systems’ 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of CoSine Communications and their ownership of CoSine Communications stock will be set forth in the proxy statement for CoSine Communications’ 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the proposed merger when they become available.